NEWS RELEASE


For investor information
Mark Jones                                    Motti Gadish
The Global Consulting Group                   Retalix Ltd.
+1-646-284-9400                               +972-9-776-6677
investors@retalix.com                         Motti.Gadish @retalix.com


                  Retalix Announces Second Quarter 2007 Results

     Ra'anana, Israel, August 21, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, today announced results for the second quarter ended June 30, 2007.

     Second Quarter 2007 Financial Highlights:

o Total Revenues for the period were $55.5 million, compared to $45.9 million in the second quarter of 2006.

o Product Revenues for the period were $20.2 million, compared to $15.1 million in the second quarter of 2006.

o        Gross Margin for the period was 53%, and adjusted gross margin
         (Non-GAAP)* was 55.0%, compared to gross margin of 58.1% and adjusted gross margin (Non-GAAP)* of 60.5% in the second quarter of 2006.

o        Net Income (Loss) GAAP for the period was $(1.8) million, or $(0.09)
         per diluted share, compared to net loss of $(2.9) million, or $(0.15) per diluted share in the second quarter of 2006.

o Adjusted Net Income (Loss) Non-GAAP* for the period was $0.6 million, or $0.03 per diluted share, compared to $(1.4) million, or $(0.07) per diluted share, in the second quarter of 2006.

o In the second quarter of 2007, the Company recorded a one time charge of $0.7 million due to transaction costs for two acquisition opportunities that did not materialize. These charges have been excluded from adjusted net income (non-GAAP) for the period.

o Cash Flow: In the second quarter of 2007, the Company used $1.5 million in operating activities, compared to 2.0 million generated in the second quarter of 2006.

o Balance Sheet: Cash and marketable securities, net of short-term bank credit, amounted to $50.0 million on June 30, 2007, compared to $53.6 million on March 31, 2007. Long term debt was $0.85 million, and shareholders' equity was $216.5 million.

Second Quarter 2007 Operational Highlights:

o        In China, a new contract was signed with a large petroleum retailer.

o A mid-tier American grocery retailer signed up for an integrated suite of Retalix point-of-sale, order optimization and headquarters solutions.

o New contract signed for Retalix Fuel with a major grocery retailer in the U.S.

o Retalix Loyalty was selected by a fuel and convenience retailer that has been using Retalix POS.

o        A Major U.S. foodservice distributor selected Retalix InSync Master
         Data Management.

o        Five North American distributors went live with Retalix
         Power Enterprise.

o        A new contract with the Delhaize group for the licensing of Retalix
         POS at 200 stores in Greece.

o In Norway a new contract was signed to install Retalix solutions at fuel sites recently acquired by the Reitan group.

o BP went live with Retalix POS in UK sites, while the rollout in Australia continued.

o In the UK, Sainsbury's installed their first in-store restaurant with Retalix StoreLine Quick Service Restaurant module.

     "The results of the second quarter were in line with our expectations," said Barry Shaked, president and CEO of Retalix. "As we predicted, in the first two quarters of 2007 our revenues were just above 45 percent of our total guidance for the year. We believe that we are on track to achieve our stated top line goal for the year. We have a pipeline of prospective customers and we are working on getting these new license contracts signed by the end of this year in order to also achieve our bottom line goal. At the same time, we are taking steps to improve our cost structure and minimize operating costs. We have made it a top priority to improve our gross margin and our operating margin."

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the second quarter 2007 on Tuesday, August 21, 2007 at 10:30am Eastern Time (5:30pm
Israeli Time). This conference can be accessed by all interested parties through the Cosmpany's web site at http://www.retalix.com/index.cfm?pageid=1063. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The
Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize.
Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, statements regarding the opportunities that lie ahead and guidance for fiscal year 2007 all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's products, the perception by leading retailers of Retalix's reputation, the potential benefits to retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.





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

                                  RETALIX LTD.
                        CONSOLIDATED STATEMENTS OF INCOME

             FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2007

                                                              Six months ended             Three months ended        Year ended
                                                                   June 30                       June 30             December 31
                                                        ------------------------------  --------------------------  -------------
                                                            2007            2006           2007          2006            2006
                                                        -------------- ---------------  ------------  ------------  -------------
                                                          Unaudited      Unaudited       Unaudited     Unaudited       Audited
                                                                                   U.S. $ in thousands
                                                                            (except share and per share data)
                                                        -------------------------------------------------------------------------
REVENUES:

   Product sales                                            37,629          37,083        20,181        15,095           73,195
   Services and projects                                    70,541          59,842        35,264        30,808          130,549
                                                        -------------- ---------------  ------------  ------------  -------------
       T o t a l revenues                                  108,170          96,925        55,445        45,903          203,744
                                                        -------------- ---------------  ------------  ------------  -------------
COST OF REVENUES:
   Cost of product sales                                    18,841          17,939        10,049         7,910           36,690
   Cost of services and projects                            29,805          20,885        16,026        11,336           44,562
                                                        -------------- ---------------  ------------  ------------  -------------
       T o t a l cost of revenues                           48,646          38,824        26,075        19,246           81,252
                                                        -------------- ---------------  ------------  ------------  -------------
GROSS PROFIT                                                59,524          58,101        29,370        26,657          122,492
                                                        -------------- ---------------  ------------  ------------  -------------

OPERATING EXPENSES:
   Research and development - net                           31,814          29,466        16,369        15,510           60,375
   Selling and marketing                                    15,886          17,322         7,925         8,891           33,495
   Other non-recurring operating expenses                      700                          700
   General and administrative                               12,442          13,656         6,576         7,195           27,426
   Other general (income) expenses - net                      (123)             19           (19)           13               22
                                                        -------------- ---------------  ------------  ------------  -------------
       T o t a l operating expenses                         60,719          60,463        31,551        31,609          121,318
                                                        -------------- ---------------  ------------  ------------  -------------
INCOME (LOSS) FROM OPERATIONS                               (1,195)         (2,362)       (2,181)       (4,952)           1,174
FINANCIAL INCOME (EXPENSES), net                               208             501            72            (6)              79
                                                        -------------- ---------------  ------------  ------------  -------------
INCOME BEFORE TAXES ON INCOME                                 (987)         (1,861)       (2,109)       (4,958)           1,253
TAX BENEFIT (EXPENSES)                                        (588)            648           377         2,103              507
                                                        -------------- ---------------  ------------  ------------  -------------
INCOME (LOSS) AFTER TAXES ON INCOME                         (1,575)         (1,213)       (1,732)       (2,855)           1,760
SHARE IN LOSSES (GAINS) OF AN ASSOCIATED COMPANY                (2)            (32)            2            (9)             (57)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES          (247)             30          (114)           (8)            (425)
                                                        -------------- ---------------  ------------  ------------  -------------
NET INCOME (LOSS)                                           (1,824)         (1,215)       (1,844)       (2,872)           1,278
                                                        ============== ===============  ============  ============  =============
EARNINGS (LOSSES) PER SHARE - in U.S. $:
   Basic                                                     (0.09)          (0.06)        (0.09)        (0.15)            0.07
                                                        ============== ===============  ============  ============  ===============
   Diluted                                                   (0.09)          (0.06)        (0.09)        (0.15)            0.06
                                                        ============== ===============  ============  ============  ===============

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
 OF EARNINGS PER SHARE - in
   thousands:
   Basic                                                    19,764           19,463        19,881        19,460           19,491
                                                        ============== ===============  ============  ============  ===============
   Diluted                                                  19,764           19,463        19,881        19,460           20,127
                                                        ============== ===============  ============  ============  ===============





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




                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                AT JUNE 30, 2007


                                                                                      June 30,                  December 31,
                                                                                 2007          2006                  2006
                                                                               ----------   -----------        --------------
                                                                                    (Unaudited)                  (Audited)
                                                                                ---------------------------------------------
                                                                                           U.S. $ in thousands
                                A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                     53,324       52,479              55,186
    Marketable securities                                                          4,201        7,723               4,554
    Accounts receivable:
       Trade                                                                      55,306       42,731              48,469
       Other                                                                       5,182        4,275               5,524
    Inventories                                                                      873        1,475               1,154
    Deferred income taxes                                                          5,726        5,889               5,930
                                                                                 -------      --------            -------
           T o t a l  current assets                                             124,612      114,572             120,817
                                                                                 -------      --------            -------
NON-CURRENT ASSETS :
     Marketable debt securities                                                      860        1,442               1,237
    Deferred income taxes                                                          5,248        3,568               4,035
    Long-term receivables                                                          5,311        2,663               3,395
    Amounts funded in respect of employee rights
       upon retirement                                                             7,372        5,990               6,759
    Other                                                                            757          707                 747
                                                                                 -------      --------            -------
                                                                                  19,548       14,370              16,173
                                                                                 -------      --------            -------
PROPERTY, PLANT AND EQUIPMENT, net                                                10,828       11,848              11,180
                                                                                 -------      --------            -------
GOODWILL                                                                         112,979      108,650             107,506
                                                                                 -------      --------            -------
OTHER INTENGIBLE ASSETS, net of accumulated amortization
    Customer base                                                                 16,991       18,532              17,721
    Other                                                                          5,694        7,118               5,777
                                                                                 -------      --------            -------
                                                                                  22,685       25,650              23,498
                                                                                 -------      --------            -------
                             T o t a l assets                                    290,652      275,090             279,174
                                                                                 =======      ========            =======

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                                                                                         June 30,                  December 31,
                                                                                   2007          2006                  2006
                                                                                   ----------  ----------         -------------
                                                                                       (Unaudited)                 (Audited)
                                                                                   --------------------------------------------
                                                                                             U.S. $ in thousands
                                                                                   --------------------------------------------
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          7,566         3,570               4,742
    Current maturities of long-term bank loans                                        233           212                 224
    Accounts payable and accruals:
       Trade                                                                       11,141        13,401              11,535
       Employees and employee institutions                                          9,348         7,955               7,179
        Current maturities of other liabilities                                         -           122                   -
           Accrued expenses                                                         6,130         5,716               7,288
       Other                                                                        5,915         6,008               7,443
    Deferred revenues                                                              16,503        16,906              13,747
                                                                                   -------       -------             ------
           T o t a l  current liabilities                                          56,836        53,890              52,158
                                                                                   -------       -------             ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                   848         1,133               1,058
    Employee rights upon retirement                                                12,735        10,236              11,392
     Deferred tax liability                                                           976         2,859               1,016
    Deferred revenues                                                                 206           413                 206
                                                                                   -------       -------             ------
           T o t a l  long-term liabilities                                        14,765        14,641              13,672
                                                                                   -------       -------             ------
           T o t a l  liabilities                                                  71,601        68,531              65,830
                                                                                   -------       -------             ------
MINORITY INTERESTS                                                                  2,529         1,829               2,293
                                                                                   -------       -------             ------
SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: June 30, 2007
(unaudited), December 31, 2006 (audited) and June 30, 2006 (unaudited)
30,000,000 shares; issued and outstanding: - June 30, 2007 (unaudited)
19,888,984 Shares; December 31,2006 (audited) -19,613,454 shares;
June  30, 2006 (unaudited) -19,498,621 shares                                       5,244         5,151               5,178
     Additional paid in capital                                                   165,088       152,912             156,583
    Retained earnings (Note)                                                       46,015        46,699              49,188
     Accumulated other comprehensive loss (income)                                    175          (32)                 102
                                                                                  --------      --------            -------
           T o t a l  shareholders' equity                                        216,522       204,730             211,051
                                                                                  --------      --------            -------
                T o t a l liabilities and shareholders equity                     290,652       275,090             279,174
                                                                                  ========      =========           =======






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                                                                                                       (Continued) - 1
                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2007


                                                                   Six months ended          Three months ended       Year ended
                                                                       June 30                    June 30             December 31
                                                            --------------------------     ------------------------   ------------
                                                                  2007           2006           2007          2006       2006
                                                            -----------     ----------     -----------     ---------  ------------
                                                              Unaudited      Unaudited      Unaudited      Unaudited    Audited
                                                                                       U.S. $ in thousands
                                                                                (except share and per share data)
                                                             ---------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income (loss)                                            (1,824)        (1,215)       (1,844)        (2,872)       1,278
   Adjustments required to reconcile net income to net cash
     provided by operating activities:
     Minority interests in gains (losses) of subsidiaries          247            (30)          114              8          425
     Depreciation and amortization                               3,474          4,189         1,713          1,967        8,362
     Share in losses (gains) of an associated company                2             32            (2)             9           57
     Stock based compensation expenses                           2,733          1,379         1,376            721        3,891
     Changes in accrued liability for employee rights upon
       retirement                                                1,301          1,017           988            915        2,102
     Losses (gains) on amounts funded in respect of employee
       rights upon retirement                                      (65)          (234)           75           (323)        (580)
     Deferred income taxes - net                                  (917)        (1,460)         (728)        (1,105)      (2,699)
     Net decrease (increase) in marketable securities               28          2,767           (33)         1,187        3,025
     Amortization of discount on marketable debt securities          9             28             4              8           56
     Other                                                          62             18            61             98          (32)
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable:
         Trade (including the non-current portion)              (8,491)        (4,240)        1,798          4,157      (10,588)
         Other                                                     328            270           332           (127)        (889)
       Increase (decrease) in accounts payable and accruals:
         Trade                                                    (564)         1,166          (463)           297         (730)
         Employees, employee institutions and other             (2,266)        (1,274)       (1,378)          (875)         933
     Decrease (increase) in inventories                            283            700           272           (154)       1,022
     Increase (decrease) in deferred revenues (including the
       non-current portion)                                      2,755            739        (3,761)        (1,938)      (2,616)
                                                             -----------    ------------  ------------   ------------  ---------

   Net cash provided by (used in) operating activities -
     forward                                                    (2,905)         3,852        (1,476)         1,973        3,017
                                                             ===========   =============  ============   ============  =========

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

                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2007

                                                                   Six months ended          Three months ended       Year ended
                                                                       June 30                    June 30             December 31
                                                            --------------------------     ------------------------   ------------
                                                                  2007           2006           2007          2006       2006
                                                            -----------     ----------     -----------     ---------  ------------
                                                              Unaudited      Unaudited      Unaudited      Unaudited    Audited
                                                                                       U.S. $ in thousands
                                                                                (except share and per share data)
                                                             ---------------------------------------------------------------------


   Net cash provided by (used in) operating activities -        (2,905)         3,852         (1,476)         1,973       3,017
     brought forward                                            =========      ========       ========       ========    ======

CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturity of marketable debt securities held to maturity       9,743          2,059          9,242          1,439       6,212
   Investment in marketable debt securities held to maturity    (9,047)        (1,000)                       (1,000)     (2,066)
   Acquisition of subsidiaries or activities consolidated
     for the first time (a)                                     (1,350)        (2,605)        (1,350)                    (2,653)
   Additional investments in subsidiaries                                      (4,875)                                   (5,754)
   Refund in respect of the cost of investment                                                                              651
   Purchase of property, plant, equipment and other assets      (1,319)        (1,450)          (931)          (755)     (2,567)
   Proceeds from sale of property, plant and equipment               4             35              4                         35
   Amounts funded in respect of employee rights upon
     retirement, net                                              (548)          (353)          (427)          (130)       (777)
   Long-term loans collected from (granted to) employees            21                                                       (4)
                                                             ------------- ---------------  ------------  ----------    --------
   Net cash provided by (used in) investing activities          (2,496)        (8,189)         6,538           (446)     (6,923)
                                                             ------------- ---------------  ------------  ----------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of long-term bank loans                              (226)                         (116)                      (117)
   Issuance of share capital to employees resulting from
     exercise of options                                           922          1,489            197            648       2,696
   Short-term bank credit - net                                  2,824           (411)        (4,015)        (6,362)        760
                                                             ------------- ---------------  ------------  ----------    --------
   Net cash provided by financing activities                     3,520          1,078         (3,934)        (5,714)      3,339
                                                             ------------- ---------------  ------------  ----------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                             19             46             23             14          61
                                                             ------------- ---------------  ------------  ----------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (1,862)        (3,213)         1,151         (4,173)       (506)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD     55,186          55,692        52,173         56,652      55,692
                                                             ------------- ---------------  ------------  ----------    --------
   BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD        53,324          52,479        53,324         52,479      55,186
                                                             ============  ===============  ============  ==========    ========


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

                                                                                                      (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2007

                                                                   Six months ended           Three months ended      Year ended
                                                                       June 30                     June 30            December 31
                                                             --------------------------  -------------------------  ------------
                                                                 2007           2006         2007          2006          2006
                                                             ------------- ------------  ------------  -----------  ------------
                                                              Unaudited      Unaudited       Unaudited     Unaudited    Audited
                                                                                       U.S. $ in thousands
                                                                                (except share and per share data)
                                                             --------------------------------------------------------------------
(a) Supplementary disclosure of cash flow information - Fair value of assets acquired and liabilities assumed of
     subsidiaries and activities acquired at the date of
     acquisition:

     Working capital (excluding cash and cash equivalents)       157             394           157                         302
     Property plant and equipment, net                            (8)            (58)          (8)                         (54)
     Short- term bank credit
     Goodwill and other intangible assets arising on
       acquisition                                            (1,499)         (2,941)       (1,499)                      (2,901)
                                                             ------------- ---------------  ------------  -------------  ---------
                                                              (1,350)         (2,605)       (1,350)             -        (2,653)
                                                             ============= ===============  ============  =============  =========



(b) Supplemental information on investing activities not involving cash flows:

On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. ("IDS"), in consideration for cash, as well as the issuance of share capital. In addition, the sellers of were issued additional 207,236 shares valued at $4,916,000 that were released from escrow as certain customer retention milestones agreed upon were met as of April 1, 2007.

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                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix' non-GAAP results reconciled to
GAAP results:
                                                                    Six months ended          Three months ended      Year ended
                                                                        June 30                    June 30            December 31
                                                              --------------------------  ----------------------     ------------
                                                                  2007           2006         2007         2006           2006
                                                              -----------    -----------  ----------  ----------     ------------
                                                               Unaudited       Unaudited    Unaudited   Unaudited      Unaudited
                                                                                        U.S. $ in thousands
                                                                                 (except share and per share data)
                                                              --------------------------------------------------------------------
OPERATING INCOME (LOSS)

   GAAP Operating income (loss)                                 (1,195)         (2,362)      (2,181)       (4,952)        1,174
   Plus:
       Amortization of acquisition-related intangible assets     1,829           2,528          900         1,152         4,910
       Stock based compensation expenses                         2,733           1,378        1,376           719         3,890
       Other non-recurring operating expenses (*)                  700                          700
                                                              -------------  --------------  -----------  ---------    ---------
   Non-GAAP Operating income (loss)                              4,067           1,544          795        (3,081)        9,974
                                                              =============  ==============  ===========  =========    =========

NET INCOME (LOSS)                                               (1,824)         (1,215)      (1,844)       (2,872)        1,278
   GAAP Net income (loss) Plus:
       Amortization of acquisition-related intangible assets     1,829           2,528          900         1,152         4,910
       Stock based compensation expenses                         2,733           1,378        1,376           719         3,890
       Other non-recurring operating expenses (*)                  700                          700
   Less:
       Income tax effect of amortization of
         acquisition-related intangible assets                    (624)           (863)        (308)         (391)       (1,654)
       Income tax effect of stock based compensation expenses     (144)                         (73)                       (282)
       Income tax effect of other non-recurring operating
         expenses                                                 (161)                        (161)
                                                              -------------  --------------  -----------  ---------    ---------
   Non-GAAP Net income (loss)                                    2,509           1,828          590        (1,392)        8,142
                                                              =============  ==============  ===========  ============  ========

NET INCOME (LOSS) PER DILUTED SHARE
   GAAP Net income (loss) per diluted share                      (0.09)          (0.06)        (0.09)        (0.15)        0.06
   Plus:
       Amortization of acquisition-related intangible assets      0.09            0.13          0.05          0.06         0.24
       Other non-recurring operating expenses (*)                 0.04                          0.04
       Stock based compensation expenses                          0.14            0.07          0.07          0.04         0.19
   Less:
       Income tax effect of amortization of
         acquisition-related intangible assets                   (0.03)          (0.05)         (0.02)        (0.02)       (0.08)
       Income tax effect of stock based compensation expenses    (0.01)                         (0.01)                     (0.01)
       Income tax effect of other non-recurring operating
         expenses                                                (0.01)                         (0.01)
                                                              -------------  --------------  -----------  ---------    ---------
   Non-GAAP Net income (loss) per diluted share                   0.13            0.09           0.03         (0.07)        0.40
                                                              =============  ==============  ===========  ============  ========

   Shares used in computing diluted net income per share        19,764          19,463         19,881        19,460       20,127
                                                              =============  ==============  ===========  ============  ========

* Pre-acquisition costs from potential transactions that have not materialized.




                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS


The following table shows the classification of stock-based compensation expense:

                                                                 Six months ended          Three months ended       Year ended
                                                                     June 30                    June 30             December 31
                                                              ------------------------  ----------------------     -----------
                                                                  2007          2006       2007          2006          2006
                                                              -----------    ---------  -----------  ---------    ------------
                                                               Unaudited     Unaudited   Unaudited    Unaudited      Audited
                                                                                        U.S. $ in thousands
                                                              ----------------------------------------------------------------

   Cost of product sales                                           45            21          28           10            45
   Cost of services and projects                                  524           236         293          121           719
   Research and development - net                               1,118           907         573          470         2,221
    Selling and marketing                                         305           102         155           57           531
    General and administrative                                    741           112         327           61           374
                                                              ---------      ---------     ------       --------     ------
   Total                                                        2,733         1,378        1,376          719        3,890
                                                              =========      =========     ======       ========     ======


The following table shows the classification of amortization of acquisition-related intangible assets:

                                                                 Six months ended          Three months ended       Year ended
                                                                     June 30                    June 30             December 31
                                                              ------------------------  ----------------------     -----------
                                                                  2007          2006       2007          2006          2006
                                                              -----------    ---------  -----------  ---------    ------------
                                                               Unaudited     Unaudited   Unaudited    Unaudited      Audited
                                                                                        U.S. $ in thousands
                                                              ----------------------------------------------------------------




   Cost of product sales                                          1,118          1,456       562           649         2,976
   Cost of services and projects                                    510            785       249           349         1,176
    Selling and marketing                                            90            130        34            65           372
    General and administrative                                      111            157        55            89           386
                                                              ---------      ---------     ------       --------      ------
   Total                                                          1,829          2,528       900         1,152         4,910
                                                              =========      =========     ======       ========      ======




                                  RETALIX LTD.
                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE - Adoption of FIN 48
Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty Taxes - an interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.
The adoption of FIN 48 resulted in the recording of an increase of the tax liabilities totaling $1,350,000 (including interest in the amount of $190,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of to the retained earnings balance as of January 1, 2007. These figures are corrected by $550,000 and $60,000, respectively (of a reduction) in comparison to the figures published previously as part of our financial statements at March 31, 2007.
The Company and its U.S. subsidiaries which comprise most of the group, received final tax assessments through the year ended December 31, 2002.






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